

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Brad Morse
Chief Executive Officer
Accretion Acquisition Corp.
240 Saint Paul Street, Suite 502
Denver, CO 80206

> **Re: Accretion Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 10, 2023**
> **File No. 001-40940**

Dear Brad Morse:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sam Seiberling